

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4546

August 23, 2016

Jeffrey M. Jonas, M.D.
President and Chief Executive Officer
Sage Therapeutics, Inc.
215 First Street
Cambridge, Massachusetts 02142

> **Re:** **Sage Therapeutics, Inc.**
> **Form 10-K**
> **Filed February 29, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2016**
> **File No. 001-36544**

Dear Dr. Jonas:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Laurie A. Burlingame
        Goodwin Procter LLP